EXHIBIT 99.1

Magic Announces Pricing of Offering of its Ordinary Shares

Friday, February 28, 2014

OR YEHUDA, Israel, February 28, 2014 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC) (the “Company”), a global provider of mobile and cloud-enabled application development and business integration platforms, announced today that it has priced an underwritten offering of 6,000,000 of its ordinary shares, pursuant to its existing shelf registration statement. Pursuant to the offering, the Company is selling the shares at a price to the public of $8.50 per share. The Company has also granted to the underwriters for the offering an option to purchase from it up to an additional 900,000 of its ordinary shares to cover over-allotments in connection with the offering. The Company’s largest shareholder, Formula Systems (1985) Ltd., has agreed to purchase 700,000 ordinary shares in this offering at the public offering price. Formula Systems will, following completion of this offering, own approximately 45.9% of our ordinary shares, assuming no exercise of the underwriters’ option to purchase additional ordinary shares.

The Company intends to use the net proceeds of the offering for general corporate purposes, which may include, among other things, funding of its working capital needs and funding of potential acquisitions.

The offering is expected to close on March 5, 2014, subject to customary closing conditions. Barclays Capital Inc. and William Blair & Company, L.L.C. are acting as joint book-running managers for the offering and Maxim Group LLC and H.C. Wainwright & Co., LLC are acting as co-managers for the offering.

The offering of the shares is being conducted solely pursuant to a registration statement previously filed with and subsequently declared effective by the Securities and Exchange Commission, or SEC. Before you invest, you should read the preliminary prospectus supplement relating to the offering, which was filed with the SEC on February 27, 2014 and is available on the SEC's website at http://www.sec.gov. A final prospectus supplement relating to the offering will be filed with the SEC and will be available on the SEC's website at http://www.sec.gov. Copies of the prospectus supplement and accompanying base prospectus relating to this offering may be obtained, when available, from Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: (888) 603-5847, email: Barclaysprospectus@broadridge.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein, nor shall there by any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Magic Software Enterprises

Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC) is a global provider of mobile and cloud-enabled application development and business integration platforms.

Forward-Looking Statements

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

Press Contact:

Amit Birk, VP M&A and General Counsel

Magic Software Enterprises

Tel: +972 (3) 538 9322

abirk@magicsoftware.com